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         MEDICAL MANAGER-CAREINSITE-HEALTHEON/WEBMD INVESTOR CALL SCRIPT
                            MONDAY FEBRUARY 14, 2000

JOHN RUNNINGEN:

Good morning. Thank you operator. Before we begin this morning, I would like to briefly comment on forward-looking statements you may hear during this call. Other than historical information set forth herein, this announcement contains and this conference call may contain forward-looking statements that involve risks and uncertainties, including those relating to the ability of Healtheon/WebMD, Medical Manager and CareInsite's services to decrease costs and improve patient care. Actual results could be materially different from those discussed in this announcement. Factors that could cause actual results to differ include, among others, the limited operating history of the three companies, continued growth in the use of the Internet and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' business can be found in their recent registration statements and other periodic filings with the SEC.

Also, this conference call will be available for replay at 1-888-203-1112, pass code 903755. Let me repeat that the replay number is 1-888-203-1112, pass code 903755, and it will be available through 8:00 PM on Feb. 21st.

I would also like to mention that Healtheon/WebMD plans to release earnings by the end of February, upon completion of our annual audit, which is more complex this year because of the purchase accounting of our three mergers which closed in November. As a result, today we can only respond to questions about this transaction and not the fourth quarter or year-end results. We will notify you when a specific date and time has been set. But for today please confine your questions to this transaction and its relation to the company's long-term strategies.

I'd now like to turn the conference over to Mike Long, Chairman & Chief Operating Officer of Healtheon/WebMD.
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MIKE LONG:

Thank you John.  Joining me on the call today are:

-        Marty Wygod, founder and chairman of Medical Manager and Care InSite
-        Jeff Arnold, CEO of Healtheon/WebMD

The plan on this call is for me to outline the terms of the deal, Marty will review the synergies of the combined companies and Jeff will highlight our vision for Healtheon/WebMD after completion of the acquisition. We will then open it up to Q&A for the balance of the hour.

So, let me begin by saying how extremely excited we are on behalf of Healtheon/WebMD to announce the acquisition of Medical Manager and Care InSite. As most of you know, our companies have taken two different, yet complementary, approaches to making the health care industry more efficient. Healtheon/WebMD has been focused on improving connectivity with administrative transactions through WebMD Practice and on increasing access to information for consumers through our websiteWebMD.com. Medical Manager and CareInsite have a strong focus on physicians office workflow, including clinical decision-making and interaction between MDs and payers. These two complementary approaches create a strong offering that will provide tangible benefits to all components of the healthcare industry.

I know you all want the details so let me briefly highlight the key deal points of the transactions:
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As most of you know, Care InSite is a publicly traded subsidiary of Medical
Manager which currently holds approximately 68% of the fully converted shares of Care InSite.

- Healtheon/WebMD will acquire the outstanding stock of Medical Manager and the CareInsite stock that Medical Manager doesn't already own, for approximately 95 million shares of its stock.

- The exchange ratio will be 1.65 shares of H/W's stock for each share of Medical Manager

For Care InSite, the exchange ratio will be 1.30 shares of H/W's stock for each share of Care InSite.

- Primary shares outstanding after the deal closes, will be roughly 332 million shares.

                 For reference
                 only

                                                     HEALTHEON|      ISSUED TO
                                                       WEBMD         MD MGR &         COMBINED
                                                     CURRENT(1)      CAREINSITE       PRO FORMA
                                                     ----------      ----------       ---------
                 Primary Shares                          237             95             332
                 Options and Warrants                     67             43             110
                                                        ----           ----             ---
                 Fully-Converted Shares                  304            138             442

                 Fully-Converted Ownership of NEWCO     68.9%          31.1%



- There is no cash involved in the transaction, but let me say that the cash position of the combined companies exceeds $1.5 billion today.

The transaction is subject to regulatory and shareholder the approval.

We expect this acquisition to close by mid-year.

Well, those are the basic deal terms that we believe are beneficial to all concerned. But we have another reason to be excited. This combination brings together a senior management team that we look forward to working with. Our management teams have complementary skills and a mutual history of innovation in both the Internet and health services industries. The addition of Marty Wygod, Marv Rich and Mickey Singer to the team brings extraordinary depth to our organization. These are health care executives
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with track records of leadership and success in execution. Marty virtually invented the PBM industry. Marv re-engineered the managed care industry, and Mickey created a physician office automation business that is second to none. That's why I am delighted that Marty Wygod will join me as co-chairman of the company and Jeff Arnold will remain CEO of Healtheon/WebMD, while Mickey Singer will continue as CEO of Medical Manager Health Systems. Including Marty, three Medical Manager directors will join our Board of Directors.

So, that's what we are doing. But let me discuss why we are doing this. The combination of the product and service offerings will empower, and Internet enable, all of the important constituencies in healthcare. CareInsite has a robust clinical product offering which will enhance the suite of services offered through WebMD Practice. Medical Manager is the trusted partner and de facto IT department to 185,000 physicians nationwide, including the pending acquisition of PCN. Taking advantage of the innovative tools, robust content and broad connectivity that Healtheon/WebMD brings to the table, we expect to rapidly launch an enhanced and fully integrated set of services to Medical Manager's physicians. By doing so, we should accelerate the migration of these physicians to an Internet platform that can handle all of the various transactions necessary to run their practice.

With that said, I would now like to turn the call over to Marty .

MARTY WYGOD:

Thanks Mike. I agree with you that the strengths of the combined companies will enable us to be a very positive force in this industry.

There are over 20,000 web sites competing to reach physician and consumers today. Our desire is to unite, not further fragment the healthcare system. Working together we can eliminate the fragmentation that characterizes the current healthcare environment, by unifying physicians, patients and health plans. By ensuring that consumers and physicians have access to the information they need to make informed care decisions - we can help
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our business partners - health plans, hospitals, pharmacies and labs, lower their operating costs, and improve the quality of care delivered.

We too believe that Medical Manager's base of physicians will be advantaged by the enhanced Web-based portal and transaction services we will be introducing together. We believe our expertise in the practice management system industry should help accelerate Healtheon/WebMD's own efforts to integrate their services with other practice management system partners.

Importantly, we also believe that this merger will enable us to provide our health plan partners with an unparalleled opportunity to execute their web strategies and help them build relationships with their members and physicians. Together, we can bring them the content, technology, distribution and connectivity that would be too costly to develop on their own.

And now, I'd like to turn the call over to Jeff Arnold.

JEFF ARNOLD:

Thanks, Marty. First let me say I have always admired Marty's reputation in the healthcare industry and his proven success in building value for shareholders, and I look forward to gaining the benefit of his experience and insights.

We are very excited about what this deal represents in helping realize our vision of connecting and empowering consumers and physicians and all participants in healthcare to fundamentally improve healthcare, to make it more affordable, convenient and accessible.

Let's look at what we've accomplished. Our CVS relationship, our acquisition of Kinetra, our relationships with IDX, Medic and Infocure, our relationship with Humana, HealthSouth and Medtronics, our pending acquisition of Envoy and our relationship with NewsCorp are a few of the recent partnerships that have helped establish
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Healtheon/WebMD as the leading brand in healthcare on the internet.

In fact, we have assembled a comprehensive combination of partnerships, content, e-commerce and B2B services, combined with the broadest distribution, both on-line through our exclusive relationships with Excite, Lycos, MSN, and others, and offline with Readers Digest, CNN, and News Corp. These all complement our extensive and unequaled array of partnerships with healthcare and technology industry leaders, such as Microsoft, DuPont, UnitedHealth Group, SmithKlineBecham, Dell, Tenet and many others.

And lets look at the results. Today, we have over 3.8 million unique consumers visiting our web site every month producing 56 million page views per month; we have 800,000 enrolled in our on-line communities, and are the fastest growing site in healthcare. With our recently announced acquisitions, we will reach over 400,000 physicians, 4,000 hospitals, 50,000 pharmacies, 900 payers, providing 100% payer connectivity in 42 states, and with all major national labs. We will process more than 2 billion healthcare transactions per year.

Two years ago we were a pioneer in bringing healthcare to the internet. Today, we are a market leader, transforming the way individuals will access and receive healthcare services. With these mergers, we are well-positioned to succeed in executing our business model and realizing our vision, with over 5,000 employees and 1.5 billion in cash. We have robust revenue growth from multiple recurring sources.

Let's look at how the combination of Healtheon/WebMD, CareInsite and Medical Manager helps us execute our strategy of creating world-class partnerships, building quality content, providing connectivity, creating distribution relationships and building the WebMD brand.

Medical Manager is a leading provider of practice management systems in the U.S. and provides us with access and distribution to 185,000 physicians in 33,000 sites, including the pending acquisition of PCN, leveraging
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an existing  sales force of 2,500 people. This will accelerate our ability to drive physician adoption, and grow our transaction volumes significantly.

CareInsite has developed web-based services, which enable physicians to perform clinical transactions, such as ordering lab tests and prescriptions, aided by patient-specific information and best-practice guidelines that help them render more appropriate and affordable care. CareInsite's functionality and tight integration with the Medical Manager, when combined with Healtheon/WebMD's physician portal, which provides comprehensive content, e-commerce, transactions and extensive connectivity to healthcare institutions, will result in an offering of value to physicians, payers, labs and pharmacies.

For example, physicians will be able to interact online with payers to confirm patient eligibility, process referrals and claims in a more timely manner. This will reduce costs, frustration, red tape and waste. They will also be able to obtain clinical information about their patients, order lab tests and check results, as well as order and renew prescriptions - these features will all be supported by up-to-date information and best practice guidelines that help them make better decisions and deliver more appropriate and higher quality care.

In addition, the merger will give us technology to enable consumers to interact with their health plan and physician for convenient access to healthcare services and information. These services will greatly enhance Healtheon/WebMD's consumer portal, which today provides industry-leading content, healthcare news, communities, e-commerce and consumer-to-business transactions; the result is outstanding and unequaled value to consumers.

For example, consumers will be able to schedule appointments with their physician, request medication refills, check their benefits and the status of claims, and obtain and manage their own medical information.
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Another benefit from this transaction, is in the people who will join
Healtheon/WebMD. We welcome extensive clinical, physician practice and office workflow expertise, along with their deployment resources and seasoned operations capabilities. These will enable us to manage our growing business most efficiently as we focus on execution.

Healtheon/WebMD is transforming healthcare, by empowering consumers to become informed and engaged in their own health, by enabling physicians to deliver higher quality care with greater efficiency, by bringing all participants in the healthcare industry together to reduce the fragmentation, drive out waste and make healthcare more accessible, convenient and affordable for everyone.

We are excited about this transaction with CareInsite and Medical Manager and how it will accelerate our ability to execute our business model and realize our vision for healthcare.
                              ANALYST Q & A FOLLOWS

After Questions (conclusion is turned over to Jeff):

JEFF ARNOLD:

Thank you all for your comments and questions. We believe that today we've announced a watershed transaction that has important strategic and financial benefits for all parties as well as for the healthcare system. Over the weeks and months ahead, we look forward to demonstrating the measurable results that you have come to expect from us. Thank you again. We appreciate your interest in Healtheon/WebMD, Medical Manager and CareInsite.

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